FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 28 April, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö  Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

March 31, 2021

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2021	2020
Continuing operations		(Unaudited)
Net sales	3	1,181,789	1,762,311
Cost of sales	4	(882,999)	(1,293,665)
Gross profit		298,790	468,646
Selling, general and administrative expenses	5	(255,026)	(357,045)
Impairment charge (1)		-	(622,402)
Other operating income (expense), net		7,827	1,256
Operating income (loss)		51,591	(509,545)
Finance Income	6	5,698	1,877
Finance Cost	6	(4,675)	(8,442)
Other financial results	6	10,754	(15,742)
Income (loss) before equity in earnings of non-consolidated companies and income tax		63,368	(531,852)
Equity in earnings of non-consolidated companies		79,141	1,889
Income (loss) before income tax		142,509	(529,963)
Income tax		(41,744)	(135,769)
Income (loss) for the period		100,765	(665,732)

Attributable to:
Owners of the parent		106,346	(660,068)
Non-controlling interests		(5,581)	(5,664)
		100,765	(665,732)
Earnings (losses) per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.09	(0.56)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (2)		0.18	(1.12)

(1) Impairment charge in 2020 corresponds to a charge of $622 million impacting the carrying value of goodwill of the CGUs OCTG USA, IPSCO and Coiled Tubing for $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods USA for $36 million.

(2) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Income (loss) for the period	100,765	(665,732)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(60,506)	(72,195)
Change in value of cash flow hedges and instruments at fair value	(2,354)	(6,383)
From participation in non-consolidated companies:
- Currency translation adjustment	(10,846)	(29,195)
- Changes in the fair value of derivatives held as cash flow hedges and others	(1,148)	551
Income tax relating to components of other comprehensive income	(2,943)	280
	(77,797)	(106,942)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	188	-
Income tax on items that will not be reclassified	(682)	-
Remeasurements of post employment benefit obligations of non-consolidated companies	(372)	(6)
	(866)	(6)
Other comprehensive (loss) for the period, net of tax	(78,663)	(106,948)
Total comprehensive income (loss) for the period	22,102	(772,680)
Attributable to:
Owners of the parent	25,124	(766,638)
Non-controlling interests	(3,022)	(6,042)
	22,102	(772,680)

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

1

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2021		At December 31, 2020
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	6,081,084		6,193,181
Intangible assets, net	9	1,411,761		1,429,056
Right-of-use assets, net	10	229,415		241,953
Investments in non-consolidated companies	14	1,024,127		957,352
Other investments	11	280,474		247,082
Deferred tax assets		208,788		205,590
Receivables, net		155,482	9,391,131	154,303	9,428,517
Current assets
Inventories, net		1,910,293		1,636,673
Receivables and prepayments, net		80,029		77,849
Current tax assets		159,059		136,384
Trade receivables, net		907,738		968,148
Derivative financial instruments	12	9,006		11,449
Other investments	11	649,878		872,488
Cash and cash equivalents	11	695,245	4,411,248	584,681	4,287,672
Total assets			13,802,379		13,716,189
EQUITY
Capital and reserves attributable to owners of the parent			11,288,012		11,262,888
Non-controlling interests			182,131		183,585
Total equity			11,470,143		11,446,473
LIABILITIES
Non-current liabilities
Borrowings		294,649		315,739
Lease liabilities	10	193,161		213,848
Deferred tax liabilities		277,848		254,801
Other liabilities		231,812		245,635
Provisions		80,602	1,078,072	73,218	1,103,241
Current liabilities
Borrowings		246,440		303,268
Lease liabilities	10	39,437		43,495
Derivative financial instruments	12	4,047		3,217
Current tax liabilities		65,272		90,593
Other liabilities		202,820		202,826
Provisions		8,931		12,279
Customer advances		52,569		48,692
Trade payables		634,648	1,254,164	462,105	1,166,475
Total liabilities			2,332,236		2,269,716
Total equity and liabilities			13,802,379		13,716,189

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

2

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the period	-	-	-	-	-	106,346	106,346	(5,581)	100,765
Currency translation adjustment	-	-	-	(60,316)	-	-	(60,316)	(190)	(60,506)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(494)	-	(494)	-	(494)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(8,046)	-	(8,046)	2,749	(5,297)
From other comprehensive income of non-consolidated companies	-	-	-	(10,846)	(1,520)	-	(12,366)	-	(12,366)
Other comprehensive (loss) income for the period	-	-	-	(71,162)	(10,060)	-	(81,222)	2,559	(78,663)
Total comprehensive (loss) income for the period	-	-	-	(71,162)	(10,060)	106,346	25,124	(3,022)	22,102
Changes in non-controlling interests (4)	-	-	-	-	-	-	-	1,568	1,568
Balance at March 31, 2021	1,180,537	118,054	609,733	(1,029,536)	(355,277)	10,764,501	11,288,012	182,131	11,470,143

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the period	-	-	-	-	-	(660,068)	(660,068)	(5,664)	(665,732)
Currency translation adjustment	-	-	-	(72,118)	-	-	(72,118)	(77)	(72,195)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(5,802)	-	(5,802)	(301)	(6,103)
From other comprehensive income of non-consolidated companies	-	-	-	(29,195)	545	-	(28,650)	-	(28,650)
Other comprehensive (loss) for the period	-	-	-	(101,313)	(5,257)	-	(106,570)	(378)	(106,948)
Total comprehensive (loss) for the period	-	-	-	(101,313)	(5,257)	(660,068)	(766,638)	(6,042)	(772,680)
Changes in non-controlling interests	-	-	-	-	1	-	1	(20)	(19)
Balance at March 31, 2020	1,180,537	118,054	609,733	(1,058,559)	(342,158)	10,714,714	11,222,321	191,352	11,413,673

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2021 and 2020 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 15.

(4) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd. See note 20.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

3

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Notes	2021	2020
Cash flows from operating activities		(Unaudited)

Income (loss) for the period		100,765	(665,732)
Adjustments for:
Depreciation and amortization	8, 9 & 10	144,469	166,977
Impairment charge		-	622,402
Income tax accruals less payments		12,091	86,258
Equity in earnings of non-consolidated companies		(79,141)	(1,889)
Interest accruals less payments, net		(46)	3,136
Changes in provisions		4,036	(11,490)
Changes in working capital		(83,326)	316,971
Currency translation adjustment and others		(28,354)	(555)
Net cash provided by operating activities		70,494	516,078

Cash flows from investing activities
Capital expenditures	8 & 9	(45,291)	(68,044)
Changes in advance to suppliers of property, plant and equipment		(3,104)	(427)
Acquisition of subsidiaries, net of cash acquired		-	(1,063,848)
Proceeds from disposal of property, plant and equipment and intangible assets		4,923	518
Changes in investments in securities		176,932	31,294
Net cash provided by (used in) investing activities		133,460	(1,100,507)

Cash flows from financing activities
Changes in non-controlling interests		-	1
Payments of lease liabilities		(15,900)	(14,961)
Proceeds from borrowings		94,605	219,158
Repayments of borrowings		(168,271)	(314,494)
Net cash (used in) financing activities		(89,566)	(110,296)

Increase (decrease) in cash and cash equivalents		114,388	(694,725)
Movement in cash and cash equivalents
At the beginning of the period		584,583	1,554,275
Effect of exchange rate changes		(3,844)	(19,686)
Increase (decrease) in cash and cash equivalents		114,388	(694,725)
At March 31,		695,127	839,864

		At March 31,
Cash and cash equivalents		2021	2020
Cash and bank deposits		695,245	841,722
Bank overdrafts		(118)	(1,858)
		695,127	839,864

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

4

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Right-of-use assets, net and lease liabilities
11	Cash and cash equivalents and other investments
12	Derivative financial instruments
13	Category of financial instruments and classification within the fair value hierarchy
14	Investments in non-consolidated companies
15	Contingencies, commitments and restrictions to the distribution of profits
16	Cancellation of title deed in Saudi Steel Pipe Company
17	Foreign exchange control measures in Argentina
18	Related party transactions
19	Nationalization of Venezuelan Subsidiaries
20	Other relevant information
21	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

5

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 31 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on April 28, 2021.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2020. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are impairment of goodwill and long-lived assets; income taxes; obsolescence of inventory; loss contingencies; allowance for trade receivables; post-employment benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and property title ownership restriction. During the period there were no material changes in the significant accounting estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2020.

Management has reviewed the Company’s exposure to the effects of the oil and gas crisis and the COVID-19 pandemic and their impact over its business, financial position and performance, monitoring the recognition of long lived assets, financial risk management -in particular credit and liquidity risks- and the adequacy of its provisions for contingent liabilities.

None of the accounting pronouncements applicable after December 31, 2020 and as of the date of these Consolidated Condensed Interim Financial Statements has a material effect on the Company’s financial condition or result of operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

6

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Three-month period ended March 31, 2021	Tubes	Other	Total
IFRS - Net Sales	1,080	102	1,182

Management view - operating (loss) income	(45)	9	(36)
Difference in cost of sales	82	5	87
Differences in depreciation and amortization	1	(1)	-
IFRS - operating income	38	13	51
Financial income (expense), net			12
Income before equity in earnings of non-consolidated companies and income tax			63
Equity in earnings of non-consolidated companies			79
Income before income tax			142
Capital expenditures	32	13	45
Depreciation and amortization	139	5	144

Three-month period ended March 31, 2020	Tubes	Other	Total
IFRS - Net Sales	1,657	105	1,762

Management view - operating loss	(277)	(33)	(310)
Difference in cost of sales	(27)	1	(26)
Differences in depreciation and amortization	(1)	-	(1)
Differences in other operating income (expenses), net	(173)	-	(173)
IFRS - operating (loss)	(478)	(32)	(510)
Financial income (expense), net			(22)
(Loss) before equity in earnings of non-consolidated companies and income tax			(532)
Equity in earnings of non-consolidated companies			2
(Loss) before income tax			(530)
Capital expenditures	66	2	68
Depreciation and amortization	163	4	167

In the three-month period ended March 31, 2021 and 2020, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $4.6 million and $6.7 million respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The main differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold and other timing differences. The main difference in Other operating income (expenses), net in the three month period ended in March 31, 2020, is attributable to the impairment of the goodwill, which residual value in the management view differs from IFRS. For more information see note II.C “Segment Information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Three-month period ended March 31, 2021
Net sales	543,158	208,657	168,619	201,126	60,229	1,181,789
Capital expenditures	14,879	22,747	4,614	2,603	448	45,291
Depreciation and amortization	59,130	40,503	28,278	9,373	7,185	144,469

Three-month period ended March 31, 2020
Net sales	909,809	265,809	155,316	339,780	91,597	1,762,311
Capital expenditures	21,323	33,565	9,019	1,530	2,607	68,044
Depreciation and amortization	100,778	26,147	20,873	10,914	8,265	166,977

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

7

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

3	Segment information (Cont.)

Geographical information (Cont.)

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are: USA, Mexico, Argentina, Canada, Saudi Arabia and Italy.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the three-month period ended March 31, 2021 and 2020, revenues related to governmental institutions represented approximately 28% and 22% respectively.

Tubes segment revenues by market:

	Three-month period ended March 31,
Revenues Tubes (in millions of U.S. dollars)	2021	2020
Oil and Gas	874	1,431
Hydrocarbon Processing and Power Generation	81	112
Industrial and Other	125	114
Total	1,080	1,657

4	Cost of sales
	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Inventories at the beginning of the period	1,636,673	2,265,880
Increase in inventories due to business combinations	-	205,867
Plus: Charges of the period
Raw materials, energy, consumables and other	755,875	546,105
Services and fees	42,260	49,473
Labor cost (*)	170,757	250,762
Depreciation of property, plant and equipment	108,725	116,482
Amortization of intangible assets	1,810	1,879
Depreciation of right-of-use assets	8,738	9,203
Maintenance expenses	32,054	32,272
Allowance for obsolescence	13,560	9,185
Taxes	8,175	14,172
Other	14,665	27,636
	1,156,619	1,263,036
Less: Inventories at the end of the period	(1,910,293)	(2,235,251)
	882,999	1,293,665

(*) For the three month period ended March 2021 and 2020, labor cost includes approximately $2.4 million and $13.1 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

5	Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Services and fees	24,704	32,643
Labor cost (*)	97,224	126,785
Depreciation of property, plant and equipment	5,353	4,750
Amortization of intangible assets	15,919	30,483
Depreciation of right-of-use assets	3,924	4,180
Commissions, freight and other selling expenses	76,114	116,651
Provisions for contingencies	9,326	6,204
Allowances for doubtful accounts	(2,020)	1,180
Taxes	15,917	16,673
Other	8,565	17,496
	255,026	357,045

(*) For the three month period ended March 2021 and 2020, labor cost includes approximately $2.6 million and $9.9 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

8

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

6	Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2021	2020
	(Unaudited)
Interest Income	5,698	5,115
Impairment result on financial assets at FVTOCI	-	(3,238)
Finance Income (*)	5,698	1,877
Finance Cost	(4,675)	(8,442)
Net foreign exchange transactions results (**)	12,592	(34,740)
Foreign exchange derivatives contracts results (***)	(1,614)	19,163
Other	(224)	(165)
Other Financial results	10,754	(15,742)
Net Financial results	11,777	(22,307)

(*) Finance Income:

The three-month period ended March 2021 and 2020 includes $1.1 and $1.5 million of interest related to instruments carried at FVPL, respectively.

(**) Net foreign exchange transactions results:

The three-month period ended March 2021 mainly includes the positive result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

The three-month period ended March 2020, mainly includes the negative impact from Brazilian real depreciation against the U.S. dollar on U.S. denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, largely offset by a decrease in currency translation adjustment reserve from a Brazilian subsidiary and the result from the Mexican peso depreciation against the U.S. dollar on Peso denominated trade and fiscal receivables at Mexican subsidiaries with functional currency U.S. dollar.

(***) Foreign exchange derivatives contracts results:

The three-month period ended March 2021 includes mainly losses on derivatives covering net liabilities in Japanese yen and Euro partially offset by gains derivatives covering net receivables in Brazilian real and Mexican peso.

The three-month period ended March 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real, Colombian peso and Canadian dollar.

7	Dividend distribution

On February 24, 2021, the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2021, the payment of an annual dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million, which includes the interim dividend of $0.07 per share ($0.14 per ADS) or approximately $83 million, paid on November 25, 2020. If the annual dividend is approved by the shareholders, a dividend of $0.14 per share ($0.28 per ADS), or approximately $165 million will be paid on May 26, 2021, with an ex-dividend date of May 24, 2021.

On June 2, 2020, the Company’s Shareholders approved that, as a consequence of liquidity preservation initiatives, no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019.

8	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	6,193,181	6,090,017
Currency translation adjustment	(32,459)	(45,402)
Increase due to business combinations	-	505,959
Additions	41,632	60,210
Disposals / Consumptions	(7,584)	(4,371)
Transfers / Reclassifications	392	1,318
Impairment charge	-	(36,000)
Depreciation charge	(114,078)	(121,232)
At March 31,	6,081,084	6,450,499

See note 16 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary SSPC, in which Tenaris holds a 47.79%.

9

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

9	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	1,429,056	1,561,559
Currency translation adjustment	(2,101)	(5,805)
Increase due to business combinations	-	526,846
Additions	3,659	7,834
Disposals / Consumptions	(732)	(371)
Transfers / Reclassifications	(392)	(1,194)
Impairment charge	-	(586,402)
Amortization charge	(17,729)	(32,362)
At March 31,	1,411,761	1,470,105

10	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	241,953	233,126
Currency translation adjustment	(522)	(1,015)
Increase due to business combinations	-	24,747
Additions	5,518	10,538
Disposals / Consumptions	(4,872)	(2,564)
Depreciation charge	(12,662)	(13,383)
At March 31,	229,415	251,449

Right-of-use assets, net by underlying category

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Land and Civil Buildings	25,020	32,604
Industrial Buildings, Plant and Production Equipment	195,280	207,603
Vehicles, furniture and fixtures	9,115	11,242
At March 31,	229,415	251,449

Depreciation of right-of-use assets was mainly included in Tubes segment.

Lease liabilities evolution

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	257,343	230,167
Translation differences	(9,212)	(2,944)
Increase due to business combinations	-	26,046
Additions	5,518	10,171
Cancellations	(5,299)	(2,333)
Repayments of capital and interests	(16,625)	(15,815)
Interest accrued	873	1,065
At March 31,	232,598	246,357

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 17%, 40.6 % and 42.4 % of the total remaining payments, respectively.

10

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

11	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
	2021	2020
Cash and cash equivalents	(Unaudited)
Cash at banks	131,510	117,807
Liquidity funds	180,618	98,183
Short – term investments	383,117	368,691
	695,245	584,681

Other investments - current
Bonds and other fixed income	125,211	108,791
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	524,667	763,697
	649,878	872,488
Other investments - non-current
Bonds and other fixed income	274,542	239,422
Others	5,932	7,660
	280,474	247,082

12	Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
	2021	2020
Assets	(Unaudited)
Derivatives hedging borrowings and investments	6,607	10,119
Other Derivatives	2,399	1,330
	9,006	11,449
Liabilities
Derivatives hedging borrowings and investments	1,326	2,250
Other Derivatives	2,721	967
	4,047	3,217

13	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of March 31, 2021 and December 31, 2020.

March 31, 2021	Carrying	Measurement Categories		At Fair Value
	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	695,245	514,627	180,618	180,618	-	-
Other investments	649,878	524,667	125,211	125,211	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	524,667	524,667	-	-	-	-
U.S. Sovereign Bills	93,985	93,985	-	-	-	-
Certificates of Deposits	189,767	189,767	-	-	-	-
Commercial Papers	120,746	120,746	-	-	-	-
Other notes	120,169	120,169	-	-	-	-
Bonds and other fixed income	125,211	-	125,211	125,211	-	-
Non - U.S. government securities	9,816	-	9,816	9,816	-	-
Corporates securities	115,395	-	115,395	115,395	-	-
Derivative financial instruments	9,006	-	9,006	-	9,006	-
Other Investments Non-current	280,474	-	280,474	274,542	-	5,932
Bonds and other fixed income	274,542	-	274,542	274,542	-	-
Other investments	5,932	-	5,932	-	-	5,932
Trade receivables	907,738	907,738	-	-	-	-
Receivables C and NC (*)	235,511	75,921	48,659	-	-	48,659
Other receivables	124,580	75,921	48,659	-	-	48,659
Other receivables (non-financial)	110,931	-	-	-	-	-
Total		2,022,953	643,968	580,371	9,006	54,591
Liabilities
Borrowings C and NC	541,089	541,089	-	-	-	-
Lease Liabilities C and NC	232,598	232,598	-	-	-	-
Trade payables	634,648	634,648	-	-	-	-
Derivative financial instruments	4,047	-	4,047	-	4,047	-
Total		1,408,335	4,047	-	4,047	-

(*) Includes balances related to interest in our Venezuelan companies, see note 19.

11

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

13	Category of financial instruments and classification within the fair value hierarchy (Cont.)

December 31, 2020	Carrying	Measurement Categories		At Fair Value
	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	584,681	486,498	98,183	98,183	-	-
Other investments	872,488	763,697	108,791	108,791	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	763,697	763,697	-	-	-	-
U.S. Sovereign Bills	97,982	97,982	-	-	-	-
Non - U.S. Sovereign Bills	14,586	14,586	-	-	-	-
Certificates of deposits	222,132	222,132	-	-	-	-
Commercial papers	268,737	268,737	-	-	-	-
Other notes	160,260	160,260	-	-	-	-
Bonds and other fixed income	108,791	-	108,791	108,791	-	-
Non - U.S. government securities	20,219	-	20,219	20,219	-	-
Corporates securities	88,572	-	88,572	88,572	-	-
Derivative financial instruments	11,449	-	11,449	-	11,449	-
Other Investments Non-current	247,082	-	247,082	239,422	-	7,660
Bonds and other fixed income	239,422	-	239,422	239,422	-	-
Other investments	7,660	-	7,660	-	-	7,660
Trade receivables	968,148	968,148	-	-	-	-
Receivables C and NC (*)	232,152	90,330	48,659	-	-	48,659
Other receivables	138,989	90,330	48,659	-	-	48,659
Other receivables (non-financial)	93,163	-	-	-	-	-
Total		2,308,673	514,164	446,396	11,449	56,319
Liabilities
Borrowings C and NC	619,007	619,007	-	-	-	-
Trade payables	462,105	462,105	-	-	-	-
Finance Lease Liabilities C and NC	257,343	257,343	-	-	-	-
Derivative financial instruments	3,217	-	3,217	-	3,217	-
Total		1,338,455	3,217	-	3,217	-

(*) Includes balances related to interest in our Venezuelan companies, see note 19.

There were no transfers between Levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company’s interest in Venezuelan companies, see note 19.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 100.0% of its carrying amount including interests accrued as of March 31, 2021 as compare with 100.0% as of December 31, 2020. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

12

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

14	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 13 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

a)	Ternium

Ternium is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

As of March 31, 2021, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $38.84 per ADS, giving Tenaris’s ownership stake a market value of approximately $892.2 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $895.0 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of March 31, 2021, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of March 31, 2021, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL17.89 ($3.14) and BRL17.10 ($3.00), respectively, giving Tenaris’s ownership stake a market value of approximately $118.5 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $65.3 million.

c)	Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 MW. As of March 31, 2021, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively. As of March 31, 2021, the carrying value of Tenaris’s ownership stake in Techgen was approximately $22.3 million.

Techgen entered into certain transportation capacity agreements, a contract for the purchase of power generation equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of March 31, 2021, Tenaris’s exposure under these agreements amounted to $48 million, $0.9 million and $17.6 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of March 31, 2021, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of March 31, 2021, amounted to $10.3 million.

13

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

14	Investments in non-consolidated companies (Cont.)

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail - Saudi Arabia -, which manufactures LSAW pipes. Tenaris, through its subsidiary Saudi Steel Pipe Company (“SSPC”), currently owns 35% of the share capital of GPC. As of March 31, 2021, the carrying value of Tenaris’s ownership stake in GPC was approximately $22.7 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of March 31, 2021, SSPC’s exposure under the guarantees amounted to $123.6 million.

15	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) shares

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

14

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

15	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) shares (Cont.)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, the court subsequently homologated the above mentioned settlement and, accordingly, the claim was finalized.

•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL73.4 million (approximately $12.9 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL62.9 million (approximately $11 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

15

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

15	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the Board concluded that no particular action was warranted at that time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board. The trial started in April 2021.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. Neither the Company nor Confab is a party to the proceedings.

The Company continues to respond to requests from and otherwise cooperate with the appropriate authorities. The Company has engaged in discussions with the SEC and the DOJ towards a potential resolution of the investigation. There are no assurances that the discussions with the SEC or the DOJ will result in a final resolution of the investigation or, if a resolution is achieved, the timing, scope and terms of any such resolution. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from the resolution of these matters.

16

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

15	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case will now proceed based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A. (“Petrobras”) under a supply contract. On September 28, 2020, TCU’s technical unit, advised TCU that the alleged overprice should be reduced from BRL9 million (approximately $1.6 million) to BRL401 thousand (approximately $70 thousand), and further stated that because of its immateriality, the alleged overcharge should not give rise to any penalties or indemnification obligations and acknowledged that any potential penalties would be barred as a result of the applicable statute of limitations. On November 19, 2020, the Public Prosecutor’s Office filed an opinion supporting the TCU’s technical unit’s views. On March 10, 2021, TCU’s second panel agreed with all the arguments submitted by TCU’s technical unit and the Public Prosecutor’s Office and dismissed the case. Accordingly, this process will be removed from further reporting.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL57.2 million (approximately $10 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. On April 9, 2021, TCT filed its objection to this ruling with the principal judge in the case. TCT believes that it has meritorious defenses to this claim. Trial is expected to take place before year end. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

15	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of March 31, 2021, the claim amounted to approximately EUR25.9 million (approximately $30.4 million), comprising EUR20.7 million (approximately $24.3 million) in principal and EUR5.2 million (approximately $6.1 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of March 31, 2021, these additional claims would amount to approximately EUR10.6 million (approximately $12.4 million), comprising EUR8.1 million (approximately $9.5 million) in principal and EUR2.5 million (approximately $2.9 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. The hearing on this appeal is scheduled to be held on June 21, 2021. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

▪	Product liability litigation

The Company’s U.S. subsidiary, IPSCO, or its subsidiaries, are parties to several product liability claims, which may result in damages for an aggregate amount estimated at approximately $17.4 million. This includes a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Several of the Company’s subsidiaries entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of March 31, 2021, the aggregate commitment to take or pay the committed volumes for an original 14-year term totalled approximately $31.1 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	Tenaris Bay City, a U.S. subsidiary of the Company, is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which has occurred in April 2021, and will remain in force for a 3-year term. As of March 31, 2021, the estimated aggregate contract amount calculated at current prices, is approximately $148 million. The contract gives Tenaris Bay City the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

15	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(ii)	Commitments and guarantees (Cont.)

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK will have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In light of the adverse scenario of declining oil and gas prices and unprecedented oversupply in the oil market, Tenaris and TMK have agreed to certain accommodations relating to the MDA’s minimum annual purchase requirement for 2020 to minimize the negative impact of the crisis on both parties. Because of this, no penalties were applied for year 2020. As of March 31, 2021, the Company’s commitment under the MDA for the remainder of its 6-year term totalled approximately $577.7 million.

▪	A subsidiary of the Company entered into a 1-year contract, renewable for 1 additional year, with Ternium México S.A. de C.V., under which it is committed to purchase on a monthly basis a specified minimum volumes of steel bars. The contract became effective on March 2021. As of March 31, 2021, the aggregate commitment totalled approximately $65.8 million.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 14 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 14 (d); and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $2.6 billion as of March 31, 2021.

(iii)	Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of March 31, 2021, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

16	Cancellation of title deed in Saudi Steel Pipe Company

The Company has recently learned through the Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public, and the legal basis for the court order is unknown. SSPC intends to file a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

17	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days from shipment date (if made to related parties) or 180 days from shipment date (if made to unrelated parties), or within 5 days of collection, if collected earlier.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 5 business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is subject to Argentine Central Bank approval.

▪	Access to the Argentine foreign exchange market to pay for imports of goods and services provided by third parties requires the importer not to have more than $100,000 deposited in any foreign account. In addition, it will have to declare it has not accessed the market to purchase bonds and sell them for foreign currency for a period of 90 days prior to the required payment of imports, and will not do so for a period of 90 days after the Argentine Central Bank provides the foreign currency.

▪	Access to the Argentine foreign exchange market to pay debt service (principal and interests) for financial debts with related parties requires prior Argentine Central Bank approval, unless such debts are obtained and sold into the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020 and carry an average life of no less than 2 years.

▪	Debts with foreign creditors larger than $1 million maturing between October 15, 2020 and March 31, 2021 need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

▪	Access to the Argentine foreign exchange market to make dividend payments generally requires prior Argentine Central Bank approval.

When requested, Argentine Central Bank approvals are granted on a very restricted basis.

Tenaris’s Argentine subsidiaries continue to have access to the official foreign currency markets for their foreign exchange transactions. Therefore, assets and liabilities denominated in foreign currency as of March 31, 2021, have been valued at the prevailing official exchange rates.

Tenaris’s financial position in Argentine peso as of March 31, 2021, amounted to a net short exposure of approximately $34.6 million. As of March 31, 2021, the total net equity of Argentine subsidiaries represented approximately 8.6% of the total equity of Tenaris and the sales performed by Argentine subsidiaries during the three month period ended on March 31, 2021 amounted approximately to 15% of Tenaris’s total sales.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

As the context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiary’s ability to access the official foreign exchange market.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

18	Related party transactions

As of March 31, 2021:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
		2021	2020
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	15,369	4,570
	Sales of goods to other related parties	8,940	8,554
	Sales of services to non-consolidated parties	1,000	1,286
	Sales of services to other related parties	2,339	1,207
		27,648	15,617
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	48,612	33,598
	Purchases of goods to other related parties	4,625	1,879
	Purchases of services to non-consolidated parties	1,724	1,592
	Purchases of services to other related parties	3,204	8,230
		58,165	45,299

	(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
		2021	2020
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	73,291	78,721
	Receivables from other related parties	11,110	4,447
	Payables to non-consolidated parties	(33,529)	(24,914)
	Payables to other related parties	(5,105)	(2,310)
		45,767	55,944
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,890)	(2,042)
	Finance lease liabilities from other related parties	(742)	(810)
		(2,632)	(2,852)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 14 (c and d) and note 15 (ii). No other material guarantees were issued in favor of other related parties.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

19	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce their awards. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate.

On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award. The court’s decision is consistent with the Matesi decision, as it upholds the application of the federal statutory post-judgment interest rate and rejects Venezuela’s request to suspend enforcement of the judgment.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

For further information on these cases, see note 38 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

20	Other relevant information

Agreement to build a welded pipe plant in West Siberia

In 2019, Tenaris entered into an agreement with PAO Severstal to build and operate a welded pipe plant to manufacture OCTG products in Surgut, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The plant, which is estimated to require a total investment of $280 million, is planned to have an annual production capacity of 300,000 tons.

In 2019, Tenaris contributed with $19.6 million to the project. In 2020, on-site activities faced some delays due to COVID-19 and, accordingly, no additional contributions were made. Construction activities for the welded pipe mill are currently on hold while the joint venture partners assess changes in the relevant markets and the competitive environment to determine whether adjustments or changes to the project could be necessary.

Agreement to build a steel pipe premium connection threading plant in Baotou

In 2020, Tenaris entered into a joint venture with Baotou Steel to build a premium connection threading facility to finish steel pipes produced by our joint venture partner in Baotou, China, for sale to the domestic market. Under the agreement, Tenaris holds 60% of shares in the new joint-venture company, while Baotou Steel owns the remaining 40%.

The plant, which is estimated to require a total investment of $32.6 million, is planned to have a total annual production capacity of 70,000 tons. An initial investment of $29.8 million, which will enable the facility to produce 45,000 tons annually, is estimated to be completed during 2021 and to start operations at the end of the year. During 2020 and 2021, Tenaris contributed respectively $2.3 million and $2.4 million in the project.

Closure of facilities at JFE’s Keihin steel complex

Tenaris’ seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”). Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have agreed to engage in discussions to seek mutually acceptable solutions.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2021

21	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

The rapid expansion of the COVID-19 pandemic around the world, the surfacing of new strains of the SARS-CoV-2 virus in several countries and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly in the first half of 2020 causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by Tenaris’s oil and gas customers. The Company took prompt action to mitigate the impact of the crisis and to adapt Tenaris’s operations on a country-by-country basis to comply with applicable rules and requirements and contain the effects of the global crisis. In response to the COVID-19 outbreak, several countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States) took mitigation and containment measures, including bans on business activities and closure of industrial facilities. The Company implemented a worldwide restructuring program and cost-containment plan aimed at preserving the financial resources and overall liquidity position and maintaining the continuity of its operations; adjusted production levels at its facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and reduced capital expenditures and working capital expenses. In addition, the Company introduced remote work and other work arrangements and implemented special operations protocols in order to safeguard the health, safety and wellbeing of Tenaris’s employees, customers and suppliers. Although such measures have so far proved to be successful to mitigate the impact of the crisis on Tenaris, if the virus continues to spread and new preventive measures are imposed in the future, Tenaris’s operations could be further affected and adversely impact its results. In addition, although oil prices and demand for oil products are recovering, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the COVID-19 virus appearing and vaccination programs still in their early stages in many countries.

As of the date of these Consolidated Condensed Interim Financial Statements, Tenaris’s capital and financial resources, and overall liquidity position, have not been materially affected by this scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to credit markets. In addition, Tenaris has a net cash position of approximately $1,084 [1] million as of the end of March 2021 and a manageable debt amortization schedule.

Considering Tenaris’s financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs, service its debt and address short-term changes in business conditions.

The Company has renegotiated existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity experienced in the previous year.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

For more information on the impact of the COVID-19 pandemic and measures adopted in connection therewith, see note 39 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

Alicia Móndolo

Chief Financial Officer

_______________________________

[1] Net cash / debt  is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) + / - Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

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